ASX RELEASE I April 28, 2021 I ASX:PLL; NASDAQ:PLL

SCHEME OF ARRANGEMENT- SATISFACTION OF CONDITION PRECEDENT
Piedmont Lithium Limited (ASX:PLL, NASDAQ:PLL) (Piedmont or Company) refers to Piedmont's proposed re- domiciliation from Australia to the United States via a Scheme of Arrangement under which Piedmont Lithium Inc. (Piedmont US), a newly formed US Corporation, will acquire Piedmont (Scheme).

Piedmont is pleased to announce that Piedmont US has received a conditional admission letter from ASX advising that ASX will admit Piedmont US to the official list of ASX and grant official quotation for the securities of Piedmont US, subject to the satisfaction of certain conditions precedent. The receipt of the ASX conditional admission letter satisfies the condition precedent in clause 3.1(e) of the Scheme Implementation Deed (SID) between Piedmont and Piedmont US, a copy of which was released on the ASX on December 9, 2020.

The Scheme remains subject to a number of outstanding conditions, including approval of Piedmont shareholders, FIRB approval, Court approval and the satisfaction, or waiver, of other conditions as outlined in the Scheme Booklet and in the SID.

This announcement has been authorized for release by the Company's Company Secretary.

For further information, contact:

Keith Phillips	Brian Risinger
President & CEO	VP - Investor Relations and Corporate Communications
T: +1 973 809 0505	T: +1 704 910 9688
E: kphillips@piedmontlithium.com	E: brisinger@piedmontlithium.com